UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11‑K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

TABLE OF CONTENTS

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End Of Year)	10-11

Report of Independent Registered Public Accounting Firm	12

Signature	13

Exhibit Index	14

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2015	2014
Assets

Investments, at fair value (Note 5):

Exxon Mobil Corporation common stock	10,721	12,907

Other investments	8,841	9,213

Other investments lent	-	19

Total investments	19,562	22,139

Receivables:

Notes receivable from participants	200	210

Other receivables	1	6

Total receivables	201	216

Total assets	19,763	22,355

Liabilities

Payables and accrued liabilities	45	39

Payable for cash collateral on securities loaned	-	19

Total liabilities	45	58

Net assets available for benefits	19,718	22,297

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015
(millions of dollars)

Contributions:

Employer	298
Participant	486
Transfers-in at fair value	11

Total contributions	795

Investment income/(loss):

Interest	48
Dividends	397
Net depreciation in fair value of investments	(2,021)

Net investment loss	(1,576)

Interest income on notes receivable from participants	8

Benefit payments	(1,806)

Net decrease	(2,579)

Net assets available for benefits:

Beginning of year	22,297

End of year	19,718

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan.

Contributions

The Plan permits participant contributions that range from 6 percent to 20 percent of each participant’s eligible pay. The Company matches only the minimum 6 percent contribution in an amount equal to 7 percent of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100 percent upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or death while an employee.

Forfeitures

During 2015, employer contributions totaling $1 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 5.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2015 and 2014.  In accordance with the Savings Plan Securities Lending Agreement with The Northern Trust Company, the market value of the collateral held is required to be at least 102 percent of the market value of securities lent or at least 105 percent if the collateral held and securities lent are denominated in different currencies.  The fair value of U.S. Government securities on loan was $0 million and $19 million, at December 31, 2015 and 2014, respectively.  The securities on loan are reflected in the Statements of Net Assets Available for Benefits at December 31, 2015 and 2014 and the Schedule of Assets (Held At End Of Year). The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation / depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies (continued)

Accounting Standard Updates

Consistent with authoritative guidance issued during 2015, reporting simplifications were adopted resulting in elimination of information no longer required in Notes to the financial statements as follows: asset values greater than 5 percent of net assets, and appreciation / depreciation by investment category.  Additionally, fair value level detail on Net Asset Value (“NAV”) funds is no longer included in the Fair Value table, rather it is depicted separately, directly below it (see Note 5).

Expenses

Investment income from all sources is stated net of administrative expenses which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Fees for delivery of checks that are expedited upon request by participants are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

Note 3:  Related Party and Party in Interest Transactions

During 2015, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the plan year and, therefore, purchases and sales of these investments qualified as party in interest transactions.  The Plan holds Exxon Mobil Corporation common stock.  Exxon Mobil Corporation is the employer of Plan participants and is the plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party in interest transactions.  Notes receivable from participants (participant loans) also qualify as party in interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated May 19, 2011, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5:  Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2015 Using

(millions of dollars)			Quoted Prices In
			Active Markets for		Significant Other
			Identical Assets		Observable Inputs
Description of investments	Value		(Level 1)		(Level 2)

ExxonMobil common stock	10,721		10,721	(1)
Fixed income (U.S. Govt. Securities)	2,273				2,273	(2)

Total	12,994		10,721		2,273

Common collective trusts (at net asset value)*:
S&P 500 Fund	2,981	(3)
Small & Mid Cap Fund	1,803	(3)
World Ex-US Equity Fund	1,018	(3)
Aggregate Bond Fund	706	(4)
Short term investments	60	(5)

Total	19,562

(1)      For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

(2)      For fixed income assets, fair value is based on observable inputs of comparable market transactions.

(3)      Investments in common and preferred stocks held in the form of units in common collective trusts, are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange.

(4)      Investments in debt securities and fixed income assets held in the form of units in common collective trusts, are redeemable daily at the unit value, including the measurement date.

(5)     Short term investments held in the form of units in common collective trusts, are redeemable daily at the unit value, including the measurement date.

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5:  Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2014 Using

(millions of dollars)			Quoted Prices In
			Active Markets for		Significant Other
			Identical Assets		Observable Inputs
Description of investments	Value		(Level 1)		(Level 2)

ExxonMobil common stock	12,907		12,907	(1)
Fixed income (U.S. Govt. Securities)	2,460				2,460	(2)
Securities lending collateral fund	19				19	(3)

Total	15,386		12,907		2,479

Common collective trusts (at net asset value)*:
S&P 500 Fund	3,048	(4)
Small & Mid Cap Fund	1,917	(4)
World Ex-US Equity Fund	1,012	(4)
Aggregate Bond Fund	691	(5)
Short term investments	85	(6)

Total	22,139

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

(2)     For fixed income assets, fair value is based on observable inputs of comparable market transactions.

(3)     For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

(4)     Investments in common and preferred stocks held in the form of units in common collective trusts, are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange.

(5)     Investments in debt securities and fixed income assets held in the form of units in common collective trusts, are redeemable daily at the unit value, including the measurement date.

(6)    Short term investments held in the form of units in common collective trusts, are redeemable daily at the unit value, including the measurement date.

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

					SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	U.S. GOVERNMENT SECURITIES

	FNMA NT	4.875%	12/15/2016	20,000		20,757
	U.S SAVINGS BOND SERIES EE	3.000%	01/03/2038	110,147		110,147
	U.S SAVINGS BOND SERIES EE	0.000%	01/02/2039	204,137		204,137
	U.S SAVINGS BOND SERIES I	1.380%	01/10/2031	319,926		319,926
	U.S SAVINGS BOND SERIES I	0.380%	01/10/2032	140,534		140,534
	U.S SAVINGS BOND SERIES I	3.150%	01/01/2033	254,977		254,977
	U.S SAVINGS BOND SERIES I	0.000%	01/02/2038	226,727		226,727
	U.S SAVINGS BOND SERIES I	1.840%	01/01/2040	193,488		193,488
	U.S SAVINGS BOND SERIES I	1.400%	01/06/2040	46,565		46,565
	U.S SAVINGS BOND SERIES I	1.540%	01/05/2041	199,962		199,962
	U.S SAVINGS BOND SERIES I	1.540%	01/01/2042	192,575		192,575
	U.S SAVINGS BOND SERIES I	1.540%	01/01/2043	184,066		184,066
	U.S SAVINGS BOND SERIES I	1.640%	01/05/2044	179,203		179,203

	TOTAL U.S. GOVERNMENT SECURITIES					2,273,064

*	PARTICIPANT LOANS	3.75% to 10.50%	Maturity from 1 to 123 months			199,985

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included.

				SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
*				**	VALUE
	coupon	maturity	par/units
			(000's)		($000's)

	COMMON COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		444		2,980,577

*	NT EXTENDED EQUITY MARKET INDEX FUND		3,550		1,802,891

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		7,738		1,018,081

*	NT AGGREGATE BOND INDEX FUND		1,398		706,208

*	NT GOVERNMENT STIF				59,929

	TOTAL COMMON COLLECTIVE TRUSTS				6,567,686

	COMMON STOCK

*	EXXON MOBIL CORPORATION		137,537		10,721,184

	TOTAL ASSETS HELD				19,761,919

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held At End Of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held At End Of Year) as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 16, 2016

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Stephen J. Kestle
Stephen J. Kestle
Administrator-Accounting

Dated: June 16, 2016

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 16, 2016